UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Brookfield Reinsurance Ltd.

(Name of Issuer)

Class A Exchangeable Limited Voting Shares

(Title of Class of Securities)

G16250105

(CUSIP Number)

Allison Smith

Partners Value Investments L.P.

c/o PVI Management Trust

73 Front Street, 5th Floor

Hamilton HM12

Bermuda

+1 (441) 294-3310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G16250105

1	NAMES OF REPORTING PERSONS PARTNERS VALUE INVESTMENTS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,213,563*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,213,563*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,213,563*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Items 4 and 5 of this Amendment No. 3 for a detailed explanation of the beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. G16250105

1	NAMES OF REPORTING PERSONS PARTNERS VALUE INVESTMENTS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,213,563*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,213,563*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,213,563*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Items 4 and 5 of this Amendment No. 3 for a detailed explanation of the beneficial ownership and percentage ownership of the Reporting Persons.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed by the Reporting Persons to report the change in their beneficial ownership of Class A Exchangeable Shares as a result of the Issuer’s automatic re-designation of all of the issued and outstanding Class A-1 Exchangeable Shares into Class A Exchangeable Shares on a one-for-one basis.

Information and defined terms reported in the original Schedule 13D (including the Amendment No. 1 and Amendment No. 2 thereto) (the “Original Schedule 13D”) remain in effect except to the extent that they are amended or superseded by information contained in this Amendment No. 3.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented to include the information set forth in Items 4 and 5 of this Amendment No. 3.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented to include the following:

On August 9, 2024, the Issuer’s bye-laws were amended to (i) implement a voting restriction on the Class A Exchangeable Shares whereby no shareholder will be able to vote more than 9.9% of the outstanding Class A Exchangeable Shares, even if their ownership exceeds 9.9% (the “Voting Restriction”), and (ii) provide for the automatic re-designation of all of the issued and outstanding Class A-1 Exchangeable Shares into Class A Exchangeable Shares on a one-for-one basis (the “Automatic Redesignation”). The Automatic Redesignation took effect on August 29, 2024.

Upon the effectiveness of the Automatic Redesignation, the Reporting Persons no longer own any Class A-1 Exchangeable Shares and beneficially own an aggregate 8,213,563 Class A Exchangeable Shares. Due to the Voting Restriction, the Reporting Persons are deemed to carry voting rights representing only 9.9% of the outstanding Class A Exchangeable Shares immediately following the effectiveness of the Automatic Redesignation.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information relating to the beneficial ownership of Class A Exchangeable Shares by each Reporting Person set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The aggregate number and percentage of Class A Exchangeable Shares held by the Reporting Persons to which this Schedule 13D relates is 8,213,563 Class A Exchangeable Shares, constituting approximately 18.9% of the Issuer’s currently outstanding Class A Exchangeable Shares. The percentage ownership of the Reporting Persons is based on an aggregate number of Class A Exchangeable Shares of 43,385,526 outstanding as of June 30, 2024, as disclosed in the Issuer’s interim report for the quarter ended June 30, 2024 filed with the Securities and Exchange Commission on August 14, 2024.

(c) Other than the transactions described in this Amendment No. 3, there have been no transactions by the Reporting Persons in the Class A Exchangeable Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 3, 2024

PARTNERS VALUE INVESTMENTS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash Title: General Counsel and Secretary

PARTNERS VALUE INVESTMENTS L.P., by its general partner, PVI MANAGEMENT TRUST

By:	/s/ Allison Smith
Name: Allison Smith Title: Secretary

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